YTXP CORPORATION
(F/K/A STOCK MARKET SOLUTIONS, INC.)
1299 Commerce Drive
Richardson, TX 75081

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 8, 2006, by YTXP Corporation (f/k/a Stock Market Solutions, Inc.) (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on April 13, 2006. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in place of all current members of the Board, as a result of a change in control of the Company. As a result of the change in control, the former shareholders of Texas Prototypes, Inc., a Texas corporation (“TXP”) hold approximately 94.7% of the voting power of the Company. The change in control will also result in a change in our executive officers. In connection with the change in control, we changed our name to YTXP Corporation on April 21, 2006.

TXP is a provider of pre-manufacturing services for the electronics industry, supporting original equipment manufacturers (OEMs), original design manufacturers (ODMs), contract manufacturers (CMs) and new technology innovators.

TXP’s core business focus is the technology sector of the communications equipment industry. TXP believes that its customer base is growing and now spans a broad range of industry segments which include automotive, communications, computing (including desktop and notebook computers, peripherals, and storage) consumer, handheld devices, IT infrastructure, instrumentation, medical, military, and networking/datacom.

Due to the intensely competitive nature of the electronics industry, ever increasing complexity and sophistication of electronics products, pressure on OEMs and CMs to reduce product costs, increasingly shorter product lifecycles, increased time-to-market needs, and the demand for the type of supply chain services, an increasing number of OEMs in the electronics industry utilize advanced electronics manufacturing services (EMS) providers, such as TXP, to assist with their business, product development and manufacturing strategies. This allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of EMS providers, in addition to EMS economies of scale, enabling OEMs to concentrate on intellectual property, product research and development, marketing and sales. Management believes that by developing strategic relationships with the OEMs and CM providers, it can enhance their competitive position by:

o Reducing design, engineering and product development costs;
o Accelerating time-to-market and time-to-volume production;
o Reducing capital investment requirements and fixed costs;
o Improving inventory management and purchasing power;
o Reducing the cost of new product introduction to production; and
o Providing worldwide access and transfer of manufacturing and logistics.

On June 13, 2005, the Company and its wholly-owned subsidiary, TP Acquisition Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TXP whereby the Company is obligated, following the effectuation of a 1 for 10 reverse stock split, to deliver shares of its common stock to TXP’s shareholders equal to 94.7% of its total outstanding shares of common stock, or 89,298,042 shares, within ten days after completion of the closing conditions under the Merger Agreement, the principal requirement being the completion of the reverse stock split. In exchange, TXP shall deliver 100% of the outstanding shares of common stock, or 221,054,400 shares to the Company’s shareholders. The merger became effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Texas. TXP will merge into TP Acquisition Corp. and the separate corporate existence of TP Acquisition Corp. shall cease. TXP shall continue as the surviving corporation.

On March 31, 2006, the Company obtained the majority vote of its shareholders necessary to effectuate the 1 for 10 reverse stock split. On April 26, 2006, the Certificate of Merger between TXP and TP Acquisition Corp. was filed with the Secretary of State of the State of Texas. The directors of TXP will be appointed directors of the surviving corporation pursuant to which Michael C. Shores and Robert Bruce, the current President and CFO of TXP, respectively, will be appointed as directors and officers of the Company, and Richard Smitten shall resign as the sole director of the Company. The aforementioned board changes will take place 10 days after the mailing of this information statement on Schedule 14F to the shareholders of the Company. The parties completed the merger and satisfied all closing conditions as set forth in the Merger Agreement on April 28, 2006.

The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

CERTAIN INFORMATION REGARDING THE COMPANY

Changes in the Company’s Board of Directors Following the Merger - After 10 days of the mailing of this information statement to shareholders of record of the Company as of April 13, 2006, Michael C. Shores and Robert Bruce will be appointed to the positions of the Company as set forth below and Richard Smitten will resign from the Board and as Chief Executive Officer.

Executive Officers of the Company Appointed Following the Merger - At closing of the Merger, the Board appointed the following executive officers of the Company:

Name	Position
Michael C. Shores	President, Chief Executive Officer and Chairman of the Board of Directors
Robert Bruce	Chief Financial Officer and Director

Voting Securities

The Company’s authorized capital consists of 100,000,000 shares of Common Stock, par value $0.001 per share, and no shares of Preferred Stock. At the close of business on June 7, 2006, the Company had 94,295,715 shares of Common Stock issued and outstanding, subsequent to the effectuation of the 1 for 10 reverse stock split on April 10, 2006 pursuant to which a majority of the Company’s shareholders approved of the reverse stock split on March 31, 2006 and issuance of the 89,298,042 shares to TXP shareholders in accordance with the Merger Agreement. Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 7, 2006 certain information with respect to the securities beneficially owned by: (i) each Director, expected nominee for Director and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the voting stock of the Company; and (iii) all Directors, expected nominees and executive officers as a group.

	Common Stock	Percentage of
Name of Beneficial Owner (1)	Beneficially Owned (2)	Common Stock (2)
Michael C. Shores (3)	80,747,317	85.63%
Robert Bruce	892,978	1.0%
All officers and directors as a group (2 persons)		86.63%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Texas Prototypes, Inc., 1299 Commerce Drive, Richardson, TX 75081.

(2) Applicable percentage ownership is based on 94,295,715 shares of common stock outstanding as of June 7, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of June 7, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 7, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

(3) Includes (i) 62,887,709 shares of common stock beneficially owned by Mr. Shores directly, and (ii) 17,859,608 shares of common stock beneficially owned by Mr. Shores indirectly through the Michael Shores Trust.

Directors and Executive Officers

The following sets forth the names and ages of the current Directors, nominees for Director and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer of the Company or of TXP, whichever is the case. The Directors serve one year terms or until their successors are elected. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

Michael C. Shores, age 39, is President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Shores is the President and Chief Executive Officer of TXP and its sole director and has been serving in those capacities since TXP was established in March 2002. Prior to launching TXP, Mr. Shores worked at Flextronics International, Ltd., a provider of electronics manufacturing services to original equipment manufacturers, from 1997 through 2002 in a variety of capacities, most recently as Business Development Manager helping launch Flextronics Photonics division. Mr. Shores also worked as an Account Manager for the Flextronics Design Center in their New Product Introduction Center area. Mr. Shores is a member of the Optics & Photonics Steering Committee and the International Society for Optical Engineering, Advisory Board Member of the Korean Photonics Technology Institute, the Richardson Technology Business Council and the Metroplex Business Council.

Robert Bruce, age 39, is Chief Financial Officer and Director. Mr. Bruce is the CFO of TXP, a position that he has held since April of 2005. Prior to joining TXP, Mr. Bruce was Director of Finance and Controller for the viaLink Company for five years (OTCBB: PPID (after merger)). Prior to that he was Controller for Fujitsu ICL from August 1998 through December 1999 and Internal Audit Supervisor at Quaker State Corporation from May 1997 through August 1998. Mr. Bruce has a diversified financial management experience in the technology industry with both Fortune 1000 and Public Accounting Firms. He is a Certified Public Accountant and Certified Information Systems Auditor. He began his career in public accounting at the public accounting firms of Fisk and Robinson P.C. and Payne, Falkner, Smith and Jones. He was an audit Manager with Payne, Falkner, Smith and Jones prior to joining Quaker State Corporation in 1997. He has a B.A in Mathematics and Economics and a Masters of Science in Accounting from the University of Texas at Dallas.

Board of Directors Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Company's sole Director performs the functions of audit, nominating and compensation committees. The Company's sole Director, Michael Shores, participates in the consideration of Director nominees. Since the Board of Directors currently consists of one member, it does not believe that establishing a separate nominating committee is necessary for effective governance. When additional members of the Board of Directors are appointed or elected, the Company will consider creating a nominating committee. The Company's sole Director is not considered an independent director as defined by any national securities exchange registered pursuant to Section 6(a) of the Securities Exchange Act of 1934 or by any national securities association registered pursuant to Section 15A(a) of the Securities Exchange Act of 1934.

Shareholder Communications

Because of the Company's small size, to date it has not developed formal processes by which shareholders may communicate directly with directors. The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

With Respect to the TXP:

The following table sets forth information concerning the total compensation that TXP has paid or that has accrued on behalf of TXP’s chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation
		Annual Compensation			Awards		Payouts
				Other		Securities		All
				Annual	Restricted	Underlying		Other
Name and				Compen-	Stock Award(s)	Options/	LTIP	Compen-
Principal Position	Year	Salary ($)	Bonus ($)	sation ($)	($)	SARs (#)	Payouts ($)	sation ($)
Michael Shores	2005	134,344	-0-	(1)42,000	-0-	-0-	-0-	(3) 7,287
President, CEO	2004	135,000	-0-	-0-	-0-	-0-	-0-	(3) 8,340
and Director (1)	2003	130,000	-0-	-0-	-0-	-0-	-0-	(3) 6,255

Robert Bruce	2005	(4) 92,898	-0-	(2)600	-0-	-0-	-0-	-0-
CFO (2)	2004	0	-0-	-0-	-0-	-0-	-0-	-0-
	2003	0	-0-	-0-	-0-	-0-	-0-	-0-

(1)
On March 31, 2005, TXP issued Michael Shores, CEO of TXP, and Michael Shores Trust 122,816,803 and 32,210,880 of the Company’s common stock, respectively. TXP recorded stock compensation expense of $33,000 and $9,000, respectively.

(2)	On March 31, 2005, TXP issued Robert Bruce, CFO of TXP, 2,210,540 of TXP’s common stock. TXP recorded stock compensation expense of $600.
(3)	The CEO was provided a company car for business use. As of Q4 2005, TXP terminated this arrangement.
(4)	Robert Bruce was hired full-time as TXP’s CFO in April 2005 with an annual salary of $123,000.
(5)	In 2004, prior to becoming CFO, Robert Bruce was paid $3,500 in contract consulting fees. TXP issued Mr. Bruce a 1099 at the end of year for these fees.
(6)	In 2005, prior to becoming CFO, Robert Bruce was paid $3,067 in contract consulting fees. TXP issued Mr. Bruce a 1099 at the end of year for these fees.

With Respect to the Company:

The following table sets forth information concerning the total compensation that the Company has paid or that has accrued on behalf of the Company’s chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2005, 2004 and 2003. During the year ended December 31, 2005, Robert Smitten, the Company’s former Chief Executive Officer, participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation
		Annual Compensation			Awards		Payouts
				Other		Securities		All
				Annual	Restricted	Underlying		Other
Name and				Compen-	Stock Award(s)	Options/	LTIP	Compen-
Principal Position	Year	Salary ($)	Bonus ($)	sation ($)	($)	SARs (#)	Payouts ($)	sation ($)
Richard Smitten (2)	2005	$299,500	$150,000	-0-	-0-	-0-	-0-	-0-
President, CEO	2004	0	-0-	-0-	-0-	-0-	-0-	-0-
and Director	2003	0	-0-	-0-	-0-	-0-	-0-	-0-

(1) Richard Smitten shall resign from his positions as President, CEO, and Director 10 days after the mailing of this information statement to shareholders of record of the Company as of April 13, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2005, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

The Company’s directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Certain Relationships and Related Transactions

TXP leases operating equipment from Michael C. Shores for $180,000 a year. TXP paid $180,000 to Michael Shores in both 2004 and 2005. The lease expires in April of 2007.

In the fourth quarter of 2005, Michael C. Shores purchased two company owned vehicles that TXP no longer needed for $48,238. The purchase price was equal to pay-off amount on the vehicle loan balances and approximated the fair value of the vehicles in aggregate.

Except as described above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which it is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

-	Any director or executive officer of the Company;
-	Any nominee for election as a director;
-	Any security holder named in the “Security Ownership of Certain Beneficial Owners and Management” section above; and
-	Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YTXP CORPORATION

Dated: June 8, 2006	By:	/s/ Michael Shores
Michael Shores
Chief Executive Officer